Exhibit 11

HF FINANCIAL CORP.

September 8, 2011

VIA EMAIL AND OVERNIGHT COURIER

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Re:	Access to Stockholder List and Demand to Inspect Stockholder Records Pursuant to Section 220 of the Delaware General Corporation Law

Dear Mr. Lashley:

In response to your email dated September 6, 2011, following upon on your demand letter dated August 18, 2011 and your related correspondence dated August 30, 2011, we made another inquiry of Innisfree M&A to verify costs yesterday. In our effort to be cooperative and get you the requested materials, we have just now learned the following additional cost information from Innisfree: BNY Mellon has advised that the "daily transfer sheets" are $25 per page per day. The span between 8/18 and 9/22 (23 business days) would cost at least $575. If there is more than one page per day, it would cost an incremental $25 per page. Further, as to the "stop lists," they are $500 per list, so $1,000 for the lists as of 8/18 and 9/22. Innisfree has advised that these costs are in excess of the original $4,000 estimate.

Given the concern you have articulated about the cost of the requested information, we wanted to verify with you that you wish for us to obtain this particular data. If so, please provide an additional check for $2,000. If you wish to omit these particular portions of the request, $4,000 remains a valid estimate.

Very truly yours,

/s/ Pamela F. Russo

Pamela F. Russo
Corporate Secretary

P. O. Box 5000 • Sioux Falls, South Dakota 57117-5000
Phone (605) 333-7556 • Fax (605) 333-7621